SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         April 25, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

                        FOR IMMEDIATE RELEASE
         Creo Announces New CreoScitex Digital Workflow Solutions
                        for Packaging Industry

Vancouver, BC, Canada (May 30, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") is pleased to announce that CreoScitex, its principal operating division, is showcasing a comprehensive line of imaging and workflow solutions designed for the offset and flexographic packaging markets, at Drupa 2000, the world's largest trade show for the printing industry, underway in Dusseldorf, Germany, May 18-31. Two new digital workflow solutions are being introduced at the show - Prinergy Powerpack(TM) and Brisque(TM) Extreme Pack - which are customized specifically for packaging printers, converters, and tradeshops.

Prinergy Powerpack
Prinergy Powerpack is an integrated, automated, PDF-based workflow solution for both offset and flexographic packaging printers, converters or tradeshops. Based on industry standards like Adobe(R) Extreme(TM), PDF, PJTF, and the Oracle (R) database, Prinergy Powerpack makes the digital packaging workflow a reliable and predictable manufacturing process that reduces errors and streamlines operations. In addition to an integrated step-and-repeat functionality with Signapack, and packaging-focused trapping and screening solutions, key product features include intuitive automation, powerful database foundation, integrated color management, and built-in web capabilities.

Powerpack is built on the solid, proven architecture common to all Prinergy products. An ideal solution for customers interested in a state-of-the-art, fully integrated packaging solution, the Prinergy Powerpack workflow is scalable, accepts industry-standard file formats, drives third-party output devices, and offers extended functionality through third-party plug-ins.

Brisque Extreme Pack
Brisque Extreme Pack brings the automation, RIP-Once workflow, color handling and editing tools of the Brisque Extreme DFE to the packaging market. Available as a complete system or as an upgrade to existing Brisque DFEs, this packaging-specific workflow is best suited to customers who work in a mixed environment and require seamless connectivity to a variety of output devices. The system offers two unique step-and-repeat workflow options: PCF (Packaging Control File) and LRS (Low Resolution Stepping). Unlike conventional step-and-repeat files, a PCF file contains only the step-and-repeat elements linked to a single or multiple RIPed element(s) or high-resolution file(s). These links are translated on the fly during output, saving file storage space and RIPing time. In the LRS workflow, a low-resolution file is created from the high-resolution single element during the RIPing stage. This file undergoes step and repeat in any editing program, which then exports a PostScript file to the DFE. The low-resolution elements are automatically replaced by links to the RIPed, high-resolution file, which are translated on the fly during output. This workflow, suitable to any step-and-repeat editing program, offers unprecedented flexibility.

StepOne is a new Macintosh(R)-based step-and-repeat software product. Designed as an easy-to-use program for Brisque users, StepOne fully utilizes the Brisque Extreme Pack capability and the PCF packaging control file workflow. It supports CFF2 and DDES files, and enables both automatic and manual stepping. Using the RIP-Once-Output-Many capability, a single element is RIPed and linked to the layout rather than RIPing the entire layout. This assures print predictability because the same data is used for proofing, and for film or platemaking.

Cutting-edge CTP Systems for Offset and Flexo
By producing accurate, repeatable halftone dots, CreoScitex thermal imaging reproduces the most demanding color components of package printing repeatedly and consistently. CreoScitex CTP systems deliver high productivity to both offset and flexographic packaging printers:

Offset
CreoScitex CTP systems for offset print-production are available with varying levels of automation. The VLF Trendsetters are semi-automatic thermal platesetters that provide CTP solutions for very large-format sheet-fed and web printing. Based on external drum architecture and SQUAREspot(TM) imaging the VLF Trendsetters are available in five models with optional autoloading capacity. The new VLF Trendsetter Packaging Series is designed specifically for the platemaking needs of offset packaging converters and label printers, who typically require fewer plates per day than large publication printers. The machines are thus priced to provide rapid payback at these platemaking volumes. For greater operator independence, the fully automated Lotem XL(TM) line of large-format platesetters encompasses three models catering to various image formats: Lotem XL 45/80(TM), Lotem XL 55/80(TM) and Lotem XL 60/80(TM).

Flexo
The CreoScitex range of flexographic imaging systems has been consolidated under the ThermoFlex(TM) name. The comprehensive product line now includes the new narrow-web ThermoFlex 2630 platesetter (prototype to be shown at Drupa), the mid-web ThermoFlex 4045 platesetter (formerly the Lotem Flex 40/45 platesetter), and the wide-web ThermoFlex 5067 and ThermoFlex 5280 platesetters. All feature the same 830nm laser thermal imaging and external drum technology as the proven Lotem and Trendsetter platesetters for the offset market. At Drupa, CreoScitex is performing a technology demonstration of sleeve-handling on the wide-web ThermoFlex system. The demonstration features a dual-mode, multi-format design that allows the ThermoFlex to accommodate sheets, continuous photopolymer sleeves and sheets mounted on sleeves.

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CreoScitex and the CreoScitex logos are trademarks of Creo Products Inc. All products are either trademarks or registered trademarks of Creo Products Inc. or Scitex Corporation Ltd.